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                               November 16, 2021

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-260565

       Dear Mr. Bender:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 amendment 1 filed November 12, 2021

       Dilution, page 40

   1. Please revise the presentation to disclose historical net tangible book value (deficit) prior to the presentation of
pro forma net tangible book value. We note that you followed this presentation in your
prior filing. See Item 506 of Regulation S-K.
 Lewis Bender
FirstName  LastNameLewis
Intensity Therapeutics, Inc. Bender
Comapany 16,
November   NameIntensity
               2021        Therapeutics, Inc.
November
Page 2     16, 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Daniel Woodard, Esq.